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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                           January 2004

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change December 30, 2003
Item 3.	Press Release December 30, 2003 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) reported the closing of its previously announced non-brokered private placement.  A total of 1,066,000 units were issued at a price of $1.00 per unit for gross proceeds of $1,066,000.  Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 5th day of January, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 304, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

PRIVATE PLACEMENT CLOSED FOR $1,066,000

Victoria, B.C., Tuesday, December 30, 2003 – Kensington Resources Ltd. (the “Company”) is pleased to report the closing of its previously announced non-brokered private placement.  A total of 1,066,000 units were issued at a price of $1.00 per unit for gross proceeds of $1,066,000.  Each unit consisted of one flow through common share and one half of one non-flow through share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional common share in the capital of the Company for a period of one year at the exercise price of $1.25 expiring December 21, 2004.  In accordance with Multilateral Instrument 45-102, the units issued pursuant to the private placement or any shares issuable upon exercise of the share purchase warrants are subject to a hold period expiring on April 23, 2004.  The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan.  Finder’s fees were paid to Canaccord Capital Corp. (as to $98,400) and to Wellington West Capital Inc. (as to $3,000) in connection with this private placement.

The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%).  De Beers Canada Exploration Inc. is the operator of the project.  The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.  Using the expertise of proven management and a world-class experienced technical team, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.

ON BEHALF OF THE BOARD OF DIRECTORS OF

KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change January 21, 2004
Item 3.	Press Release January 21, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) reported strong indications of several new kimberlite bodies in the Fort à la Corne Kimberlite Field based on information from recent geophysical surveys.  Six new anomalies with magnetic character indicative of kimberlite bodies in the Fort à la Corne area were identified.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 22nd day of January, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 304, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

SEVERAL MORE KIMBERLITE BODIES INDICATED AT FORT À LA CORNE

Victoria, B.C., Wednesday, January 21, 2004 – Kensington Resources Ltd. (the “Company”) is pleased to announce strong indications of several new kimberlite bodies in the Fort à la Corne Kimberlite Field based on information from recent geophysical surveys.

Six new anomalies with magnetic character indicative of kimberlite bodies in the Fort à la Corne area were identified. Triaxial gradient data was obtained for all of the Joint Venture land area from the airborne Goldak Tri-Max System run on 150 metre lines and a 40 metre cell size. The anomalies are located across the length of the known kimberlite trend and in-house specialists at De Beers are modeling the size of these features. The high resolution of this survey will also permit re-definition of many of the historical kimberlite outlines.

Also, the 2003 exploration program included extensive ground gravity surveys over kimberlite 122, a large area embracing kimberlites 148, 150, and the area around kimberlite 140/141, which was partially surveyed in 2002. The 150 survey shows a large gravity anomaly encompassing, and extending east of kimberlite 150 and covering an area approximately twice the size of the known 150 kimberlite body, or about 200 hectares.

New anomalies highlighted by both gradiometer and gravity surveys will require core drilling to confirm the presence of substantial thicknesses of kimberlite worthy of further investigation.

Brent C. Jellicoe, P.Geo., is the Qualified Person for the Company and has reviewed the technical information herein.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change January 22, 2004
Item 3.	Press Release January 22, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that it had received $546,250 from the exercise of 681,667 share purchase warrants at exercise prices of $0.80 and $0.85 per share.  The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan as well as for general working capital.  As a result of the exercise of warrants, the Company’s working capital position has increased to approximately $2.2 million.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 22nd day of January, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 304, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

$546,250 RECEIVED FROM THE EXERCISE OF WARRANTS

Victoria, B.C., Thursday, January 22, 2004 – Kensington Resources Ltd. (the “Company”) announces that it has received $546,250 from the exercise of 681,667 share purchase warrants at exercise prices of $0.80 and $0.85 per share.  The proceeds will be used for continuing exploration activities at the Fort à la Corne Diamond Project in Saskatchewan as well as for general working capital.  As a result of the exercise of warrants, the Company’s working capital position has increased to approximately $2.2 million.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.
Note:

Every report required to be filed under section 85(1) of the Securities Act and section 151 of the Securities Rules shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL."

Item 1.	Reporting Issuer KENSINGTON RESOURCES LTD. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 2.	Date of Material Change January 23, 2004
Item 3.	Press Release January 23, 2004 disseminated via CCN Matthews, Vancouver Stockwatch and Market News.
Item 4.

Summary of Material Change

Kensington Resources Ltd. (the “Company”) announced that the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan was selected by the Fort à la Corne Joint Venture for diamond recovery from the Fall 2003 core drilling samples as they could guarantee a short a turnaround time given the aggressive project timetable.  Diamond recovery utilizing caustic dissolution methods is currently underway.

Item 5.	Full Description of Material Change See Schedule “A” attached.
Item 6.	Reliance on Section 85(2) of the Act (British Columbia) Not Applicable

Item 7.	Omitted Information Not Applicable
Item 8.	Senior Officers David H. Stone, President Kensington Resources Ltd. Suite 304, 1208 Wharf Street Victoria, British Columbia Canada, V8W 3B9 Telephone: (250) 361-1578
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

DATED this 23rd day of January, 2004.

(signed) “David H. Stone”
(signature)
David H. Stone
(Name)
President & Director
(Position)
Victoria, British Columbia
(Place of Declaration)

Schedule A

Head Office

Suite 304, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

DIAMOND RECOVERY UNDERWAY AT

SASKATCHEWAN RESEARCH COUNCIL

Victoria, B.C., Friday, January 23, 2004 – Kensington Resources Ltd. (the “Company”) announces that the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan was selected by the Fort à la Corne Joint Venture for diamond recovery from the Fall 2003 core drilling samples as they could guarantee a short a turnaround time given the aggressive project timetable.  Diamond recovery utilizing caustic dissolution methods is currently underway.

“The SRC provides timely, cost-effective and professional diamond recovery services,” said David H. Stone, President of Kensington.  “The close proximity of the lab to the Joint Venture core storage facility ensures that diamond recovery will proceed quickly.”  The SRC has a long history of involvement with the Fort à la Corne Diamond Project including microdiamond recoveries during the mid 1990’s and full macrodiamond recovery from minibulk samples as early as 1990 and 1991.

Two of the four kimberlites drilled in 2003 have been submitted to the SRC for diamond recovery.  To date, a total of 1,326 kilograms of kimberlite have been sampled from kimberlites 148 and 140/141.  Petrographic logging and sampling of approximately 700 more kilograms of core from kimberlites 122 and 150 will continue through the next month followed by diamond recovery at the SRC.

All diamonds recovered will be sent to the De Beers microdiamond facility in South Africa for weighing and shape classification. This allows for consistency in reporting diamond results regardless of the laboratory utilized. Following normal practices, some samples will also be audited.  Initial diamond recovery results for the first kimberlite body are anticipated by mid-February.

Brent C. Jellicoe, P.Geo., is the Qualified Person for the Company and will make several visits to the SRC to monitor diamond recovery procedures over the coming months.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Head Office

Suite 304, 1208 Wharf Street

Victoria, British Columbia, CANADA V8W 3B9

Tel:  (250) 361-1KRT (361-1578)  Fax:  (250) 361-3410

Website:  www.kensington-resources.com

E-Mail:  info@kensington-resources.com

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

COLOURLESS, CLEAR 0.77 CARAT DIAMOND FOUND IN SLABBED CORE

Victoria, B.C., Monday, January 26, 2004 – Kensington Resources Ltd. (the “Company”) announces the recovery of a high quality diamond weighing 0.77 carats during sample preparation of kimberlite core in the Fort à la Corne Joint Venture warehouse.

The diamond was encountered while HQ core (diameter of 2.5 inches or 63.5 mm) from the upper part of kimberlite body 140/141 was being slabbed by a rock saw utilizing a non-diamond masonry blade.  The diamond was not damaged by the blade although the stone halted the cutting process and scored the blade.  Both halves of the slabbed core retained a clear impression of the stone.

“It is extremely rare to encounter such a large stone of such quality in drill core,” said David H. Stone, President of Kensington.  “We feel that this discovery is indicative of the tremendous diamond potential at Fort à la Corne and we look forward to receiving the initial diamond results from the 2003 drilling program by mid-February.”

The diamond was weighed and measured by the Saskatchewan Research Council (SRC) in Saskatoon.  According to the SRC, the stone measures 5.50 x 4.40 x 4.20 mm in three dimensions and was described as a colourless, clear octahedroid with etched trigons and hillocks.

Further evaluation of this diamond will be conducted by the operator, De Beers Canada Exploration Inc., particularly in assigning a value to the stone and including it in the appropriate size fraction with other stones from 140/141.  Photographs of this diamond will be available for viewing on the Company’s website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo., is the Qualified Person for the Company and has reviewed the technical information herein. Mr. Jellicoe closely examined the diamond and the associated core slabs at the warehouse during confirmation of the discovery.

Using the expertise of proven management and world-class, experienced technical advisors, Kensington Resources Ltd. is actively involved in confirming the economic potential of this deposit and moving the project forward to a development decision as rapidly as possible.  The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.25%), De Beers Canada Exploration Inc., a wholly owned subsidiary of De Beers (42.25%), Cameco Corporation (5.5%) and UEM Inc. (carried 10%). The 71+ kimberlite bodies of the Fort à la Corne Field form one of the largest diamondiferous clusters in the world.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

(signed) “David H. Stone”

David H. Stone

President

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

David H. Stone, President

Robert A. Young, Investor Relations

Kensington Resources Ltd.

Robert A. Young & Associates

Tel:  1-800-514-7859 or (250) 361-1KRT

Tel:  1-877-626-2121 or (604) 682-5123

E-mail:  raya@digital-rain.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements that include the words “believes,” “expects,” “anticipates” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors contained in the Company's documents filed from time to time with the B.C. Securities Commission and the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director